[Execution Copy]
SCHEDULE 13D

Amendment No.     N/A
Name of Issuer:   Allegiance Banc Corporation
Security:         common stock, par value $1.00 per share
Cusip #:          01747F102
Name of Contact:  Alfred B. Whitt, Senior VP and Secretary
                           F&M National Corporation
                           38 Rouss Avenue
                           Winchester, Virginia  22604
                           (540) 665-4200
Date of event:    April 22, 1996
Filing Fee:       Yes


Cusip #  01747F102
Item 1:  Reporting Person - F&M National Corporation - (Tax ID:  54-0857462)
Item 4:  WC
Item 6:  Commonwealth of Virginia
Item 7:  343,785 (when and if option is exercised)
Item 8:  None
Item 9:  343,785 (when and if option is exercised)
Item 10: None
Item 11: 343,785 (when and if option is exercised)
Item 13: 19.9%
Item 14: CO

         Item 1.  Security and Interest.

                           This  statement  relates  to an  option  to  purchase
shares of common stock, $1.00 par value per share (the "Allegiance Common Stock"), of Allegiance Banc Corporation, a Delaware corporation ("Allegiance"). The address of the principal office of Allegiance is 4719 Hampden Lane, Bethesda, Maryland 20814.

         Item 2.  Identity and Background.

                           This statement is filed by F&M National  Corporation,
a Virginia corporation ("F&M"). F&M is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The address of F&M's principal executive office is located at 38 Rouss Avenue, P.O. Box 2800, Winchester, Virginia 22604.

                           The name,  residence or business  address,  principal
occupation or employment and principal business address of any corporation or other organization in which such employment is conducted as to each of the directors and non-director executive officers of F&M is set forth on Annex A hereto and incorporated herein by reference. All such individuals are United States citizens.

                           During the last five years,  neither F&M, nor, to the
best knowledge of F&M, any executive officer or director of F&M has (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration.

                           F&M has the option (the "Option"),  exercisable  only
in certain circumstances that have not yet occurred, to acquire up to 19.9% of the aggregate shares of Allegiance Common Stock that would be outstanding immediately after the issuance of shares in respect of the Option, at a price of $11.50 per share, pursuant to a certain Stock Option Agreement dated as of April 22, 1996, by and between F&M and Allegiance (the "Option Agreement"), a copy of which is attached hereto as Exhibit A and incorporated herein by reference.

                           The Option is  exercisable  in whole or in part,  but
subject to any required regulatory approvals, at any time after a "Purchase Event" shall occur. A Purchase Event, as defined in the Option Agreement, is any of the following: (1) Allegiance or Allegiance Bank, N.A. (the "Bank"), without having received F&M's prior written consent, shall have entered into an agreement with any person to (a) acquire, merge or consolidate, or enter into any similar transaction, with Allegiance or the Bank, (b) purchase, lease or otherwise acquire all or substantially all of the assets of Allegiance or the Bank or (c) purchase or otherwise acquire securities representing 10% or more of the voting power of Allegiance or the Bank, (2) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of Allegiance Common Stock after the date of the Option Agreement (the term "beneficial ownership" for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the Securities and Exchange Act of 1934, as amended, and the regulations promulgated thereunder (the "Exchange Act")), or (3) any person shall have made a bona fide proposal to Allegiance by public announcement or written communication that is or becomes the subject of public disclosure to acquire Allegiance or the Bank by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the shareholders of Allegiance vote not to approve the "Merger Agreements" (as hereafter defined). The Option shall terminate on the earliest to occur of (A) the "Effective Date" of the "Merger" contemplated by the Merger Agreements (as such terms are defined in the Merger Agreements); (B) upon termination of the Merger Agreements in accordance with the provisions thereof, other than a termination based upon, following or in connection with either (i) a material breach by Allegiance of a Specified Covenant (as defined in the Option
Agreement) or (ii) the failure of Allegiance to obtain shareholder approval of the Merger Agreements by the vote required under applicable law, in the case that either (i) or (ii) follow the occurrence of a Purchase Event; or (C) 12 months after termination of the Merger Agreements based upon a material breach by Allegiance of a Specified Covenant or the failure of Allegiance to obtain shareholder approval of the Merger Agreements by the vote required under applicable law, in either case following the occurrence of a Purchase Event.

                           The grant of the Option by Allegiance was a condition
and inducement to F&M's willingness to enter into the Agreement and Plan of Reorganization and a related Plan of Merger dated as of April 22, 1996, by and between F&M and Allegiance (the "Merger Agreements"), a copy of which is attached hereto as Exhibit B and incorporated herein by reference.

                           In the event that F&M acquires  shares of  Allegiance
Common Stock pursuant to the Option Agreement, it is currently anticipated that F&M would pay cash for such shares.

                           The  foregoing  summary  of the  terms of the  Option
Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Option Agreement, which is attached hereto as Exhibit A an incorporated herein by reference.

         Item 4.  Purpose of Transaction.

                           The grant of the Option, which is exercisable only in
certain circumstances, was a condition and inducement to F&M's entry into the Merger Agreements. Pursuant to the terms of the Merger Agreements, Allegiance will, subject to certain conditions being satisfied or waived, be merged with and into F&M (the "Merger"), and F&M will survive the merger (the "Surviving Corporation"). Upon the effectiveness of the Merger, each outstanding share of Allegiance Common Stock will be converted into the number of shares of common stock, $2.00 par value, of F&M that equals $15.00. Fractional shares will not be issued, but the pro rata portion of the net proceeds of the sale of all such shares will be paid in cash to the persons entitled thereto. Upon the effectiveness of the Merger, the directors of F&M immediately prior to the Merger will thereafter be the directors of the Surviving Corporation and the officers of F&M immediately prior to the Merger will thereafter be the officers of the Surviving Corporation.

                           The  foregoing  summary  of the  terms of the  Merger
Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreements, which is attached hereto as Exhibit B and incorporated herein by reference


         Item 5.  Interest in Securities of Issuer.

                           F&M  has the  Option,  exercisable  only  in  certain
circumstances, to acquire up to 19.9% of the issued and outstanding shares of Allegiance Common Stock. F&M currently owns no shares of Allegiance Common Stock. Based upon the representations of Allegiance contained in the Merger Agreements, there were 1,727,563 shares of Allegiance Common Stock issued and outstanding as of April 22, 1996; based upon such representations, the Option is exercisable for 343,785 shares of Allegiance Common Stock, or approximately 19.9% of the outstanding shares of Allegiance Common Stock before giving effect to the exercise of the Option. When and if F&M acquires such shares, it will have sole voting and investment power with respect to such shares.

                           To the best knowledge of F&M, none of F&M's directors
and executive officers beneficially own any shares of Allegiance Common Stock.

                           As of the date of the Option  Agreement,  F&M did not
own, either directly or beneficially, any shares of Allegiance Common Stock. Subsequently, F&M purchased 8,000 shares of Allegiance Common Stock in one or more open market transaction(s). Aside from such purchase, there have been no transactions in shares of the Allegiance Common Stock by F&M, or, to the best knowledge of F&M, by any of F&M's directors and executive officers, during the past 60 days.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                           Other than (i) the  Merger  Agreements  described  in
response to Item 4 (which response is incorporated herein by reference) and the transactions contemplated thereby, and (ii) the Option Agreement described in response to Item 3 (which response is incorporated herein by reference) an the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between F&M and any other person, or, to the best knowledge of F&M, among any of F&M's executive officers and directors or between any of F&M's executive officers and directors and any other person, with respect to securities of Allegiance.

                           The  foregoing  summaries  of the  terms  of (a)  the
Merger Agreements and (b) the Option Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreements and the Option Agreement, which are attached hereto as Exhibit B and Exhibit A, respectively, and incorporated herein by reference.

         Item 7.  Material to be Filed as Exhibits.

                           (1) Stock Option Agreement dated as of April 22, 1996
by and between F&M and Allegiance.

                           (2) Agreement and Plan of Reorganization  dated as of
April 22, 1996 by and between F&M and Allegiance.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Dated:   May 1, 1996                        F&M NATIONAL CORPORATION



                                                By: /s/ Alfred B. Whitt
                                                    Alfred B. Whitt, Secretary

                                     ANNEX A


                                                                  Principal Occupation For the Last
Nominee And (Age)                     Director Since              Five Years and Other Information
Frank Armstrong, III (59)                  1985                   Chairman, President and Chief Executive
                                                                  Officer of National Fruit Product
                                                                  Company, Inc.

                                                                  Bus. Address: P.O. Box 2040
                                                                                Winchester, VA 22604

James L. Bowman (68)                       1970                   Chairman of the Board, F&M Bank-
                                                                  Martinsburg since 1986; retired
                                                                  President   of  Bowman Trucking
                                                                  Company.

                                                                  Bus. Address: P.O. Box 6
                                                                                Stephens City, VA 22655


William H. Clement (68)                    1988                   Vice Chairman, Hidden Creek Industries,
                                                                  Inc.Retired Chairman of the Board of
                                                                  Automotive Industries, Inc. and Vice
                                                                  Chairman of Automotive Industries
                                                                  Holding, Inc.

                                                                  Bus. Address: 117 Forrest Ridge Road
                                                                                Winchester, VA  22602

W. M. Feltner (76)                         1970                   Chairman of the Board and Chief
                                                                  Executive Officer of F&M; Chairman of
                                                                  the Board of F&M Bank-Winchester.

                                                                  Bus. Address: P.O. Box 2800
                                                                                Winchester, VA 22604

William R. Harris (67)                     1986                   Chairman of the Board, F&M Bank-
                                                                  Richmond; Chairman of the Board of
                                                                  Harris Heating & Plumbing, Inc., since
                                                                  1952.

                                                                  Bus. Address: 11020 Richardson Road
                                                                                Ashland, VA   23005

L. David Horner, III (61)                  1986                   Chairman of the Board of Horner
                                                                  Properties, Inc., since 1990

                                                                  Bus. Address: 18 Simara Street
                                                                                Stuart, FL   34996

Jack R. Huyett (63)                        1990                   President and Chief Administrative
                                                                  Officer of F&M since 1992; President of
                                                                  F&M Bank-Blakeley from 1969 to 1992.

                                                                  Bus. Address: P.O. Box 2800
                                                                                Winchester, VA 22604

William A. Julias (61)                     1980                   Chairman of the Board of F&M Bank-
                                                                  Massanutten since 1975; President
                                                                  of the law firm of Julias, Blatt &
                                                                  Wolfe, P. C. Practicing attorney since
                                                                  1960.

                                                                  Bus. Address: P.O. Box 671
                                                                                Harrisonburg, VA 22801

George L. Romine (84)                      1986                   Consultant, Sales Management
                                                                  Retired as Vice President and
                                                                  Director of Abex Corporation; Executive
                                                                  Director of the Winchester-Frederick
                                                                  County Economic Development Commission
                                                                  from 1983 to 1990.

                                                                  Bus. Address: 12 Rouss Avenue
                                                                                Winchester, VA 22601

John S. Scully, III (85)                   1970                   President of Winchester Cold Storage
                                                                  Co., Inc., since 1984.

                                                                  Bus. Address: P.O. Box 45
                                                                                Winchester, VA 22604

J. D. Shockey, Jr. (53)                    1970                   President of Shockey Industries, Inc.,
                                                                  a general construction contractor.

                                                                  Bus. Address: P.O. Box 2530
                                                                                Winchester, VA 22604

Fred G. Wayland, Jr. (67)                  1994                   Retired in 1992 as President and Chief
                                                                  Executive Officer of PNB Financial
                                                                  Corporation.

                                                                  Bus. Address: P.O. Box 6
                                                                                Orlean, VA   22181





C. Ridgely White (84)                      1970                   Vice Chairman of the Board of F&M
                                                                  National Corporation, Retired Chairman
                                                                  of the Board of J. V. Arthur, Inc., a
                                                                  general insurance brokerage firm.  Vice
                                                                  Chairman of the board of Directors of
                                                                  F&M National Corporation.

                                                                  Bus. Address: 12 Rouss Avenue
                                                                                Winchester, VA 22601


- -------------------------------------------------------------------------------------------------------------------


                         NON-DIRECTOR EXECUTIVE OFFICER

Alfred B. Whitt  (57)                                             Senior Vice President, Senior Financial
                                                                  Officer and Secretary of F&M and F&M
                                                                  Bank-Winchester.

                                                                  Bus. Address: P.O. Box 2800
                                                                                Winchester, VA 22604

Betty H. Carroll (58)                      1986                   Senior Vice President of F&M since
                                                                  1987; President and Chief Executive
                                                                  Officer of F&M Bank-Winchester.

                                                                  Bus. Address: P.O. Box 2800
                                                                                Winchester, VA 22604

F. Dixon Whitworth, Jr. (51)               1985                   Executive Vice President of F&M since
                                                                  1985.

                                                                  Bus. Address: P. O. Box 2800
                                                                                Winchester, VA 22604



                                                                     Exhibit A

                             STOCK OPTION AGREEMENT


                  This STOCK OPTION AGREEMENT, dated as of April 22, 1996 (the "Option Agreement"), by and between ALLEGIANCE BANC CORPORATION, a Delaware corporation ("ABC"), and F&M NATIONAL CORPORATION, a Virginia corporation ("F&M").

                                   WITNESSETH

                  WHEREAS,  the  Boards  of  Directors  of  the  parties  hereto approved an Agreement and Plan of Reorganization (the "Reorganization Agreement") and have adopted a related Plan of Merger, dated as of the date hereof (together referred to herein as the "Merger Agreements"), providing for the merger of ABC with and into F&M (the "Merger"); and

                  WHEREAS, as a condition to and as consideration for F&M's entry into the Merger Agreements and to induce such entry, ABC has agreed to grant to F&M the option set forth herein to acquire authorized but unissued shares of ABC Common Stock;

                  NOW, THEREFORE, in consideration of the premises herein contained, the parties agree as follows:

                  1.       Definitions

                  Capitalized terms used but not defined herein and defined in the Merger Agreements shall have the same meanings as in the Merger Agreements.

                  2.       Grant of Option

                  Subject to the terms and conditions set forth herein, ABC hereby grants to F&M an option (the "Option") to acquire up to 343,785 shares of ABC Common Stock at a price of $11.50 per share (the "Exercise Price") in exchange for the consideration provided in Section 4 hereof; provided, however, that in the event ABC issues or agrees to issue any shares of ABC Common Stock (other than as permitted under the Merger Agreements) at a price less than $11.50 per share (as adjusted pursuant to Section 6 hereof), the Exercise Price shall be equal to such lesser price. Notwithstanding anything else in this Option Agreement to the contrary, the number of shares of ABC Common Stock subject to the Option shall be reduced if and to the extent necessary so that the number of shares for which this Option is exercisable shall not exceed 19.9% of the issued and outstanding shares of ABC Common Stock, before giving effect to the exercise of the Option. The number of shares of ABC Common Stock that may be received upon the exercise of the Option is subject to adjustment as set forth herein.

                  3.       Exercise of Option

                  (a) Subject to compliance with applicable law and regulation, F&M may exercise the Option, in whole or part, at any time or from time to time if a Purchase Event (as defined below) shall have occurred and be continuing.

                  (b) ABC shall notify F&M promptly in writing of the occurrence of any transaction, offer or event giving rise to a Purchase Event. If more than one of the transactions, offers or events giving rise to a Purchase Event is undertaken or effected by the same person or occurs at the same time, then all such transactions, offers and events shall give rise only to one Purchase Event, which Purchase Event shall be deemed continuing for all purposes hereof until all such transactions are terminated or abandoned by such person and all such events have ceased or ended.

                  (c) In the event that F&M wishes to exercise the Option, it shall send ABC a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will acquire pursuant to such exercise, and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such transaction (the "Closing Date"); provided that if prior notification to or approval of any federal or state regulatory agency is required in connection with such acquisition, F&M shall promptly file the required notice or application for approval and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification period has expired or been terminated or such approval has been obtained and any requisite waiting period shall have passed.

                  (d) The Option shall expire and terminate, to the extent not previously exercised, upon the earlier of: (i) the Effective Date of the Merger;
(ii) upon termination of the Merger Agreements in accordance with the provisions thereof, other than a termination based upon, following or in connection with either (A) a material breach by ABC of a Specified Covenant (as defined below) or (B) the failure of ABC to obtain shareholder approval of the Merger Agreements by the vote required under applicable law, in the case that either
(A) or (B) follow the occurrence of a Purchase Event; or (iii) 12 months after termination of the Merger Agreements based upon a material breach by ABC of a Specified Covenant or the failure of ABC to obtain shareholder approval of the Merger Agreements by the vote required under applicable law, in either case following the occurrence of a Purchase Event.

                  (e) As used herein, a "Purchase Event" shall mean any of the following events or transactions occurring after the date hereof:

                           (1) ABC or Allegiance Bank, N.A. (the "Bank"), without having received F&M's prior written consent, shall have entered into an agreement with any person to (i) acquire, merge or consolidate, or enter into any similar transaction, with ABC or the Bank, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of ABC or the Bank or (iii) purchase or otherwise acquire, directly from ABC or the Bank, securities representing 10% or more of the voting power of ABC or the Bank;

                           (2) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of 20% or more of the outstanding shares of ABC Common Stock after the date hereof (the term "beneficial ownership" for purposes of this Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the regulations promulgated thereunder); or

                           (3) any person shall have made a bona fide proposal to ABC by public announcement or written communication that is or becomes the subject of public disclosure to acquire ABC or the Bank by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any other similar transaction, and following such bona fide proposal the shareholders of ABC vote not to approve the Merger Agreements; or

                  (f) As used herein, "Specified Covenant" means any covenant or agreement contained in the Merger Agreements.

                  4.       Payment and Delivery of Certificates

                  (a) At the Closing Date, F&M shall tender certified funds in an amount equal to the aggregate Exercise Price for the number of shares with respect to which F&M is exercising the Option.

                  (b) At such closing, ABC shall deliver to F&M a certificate or certificates representing the number of shares of ABC Common Stock exchanged for the Exercise Price and F&M shall deliver to ABC a letter agreeing that F&M will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Option Agreement.

                  (c)  Certificates  for ABC Common Stock delivered at a closing
hereunder  may  be  endorsed   with  a  restrictive   legend  which  shall  read
substantially as follows:

                                    "The transfer of the shares  represented  by
                  this Certificate is subject to certain provisions of an agreement between the registered holder hereof and Allegiance Banc Corporation and to resale restrictions arising under the Securities Act of 1933, as amended, a copy of which agreement is on file at the principal office of Allegiance Banc Corporation. A copy of such agreement will be provided to the holder thereof without charge upon receipt by Allegiance Banc Corporation of a written request."

         It is understood and agreed that the above legend shall be removed by delivery of substitute certificate(s) without such legend if F&M shall have delivered to ABC a copy of a letter from the staff of the Securities and Exchange Commission (the "Commission"), or an opinion of counsel, in form and substance satisfactory to ABC, to the effect that such legend is not required for purposes of the Securities Act of 1933 (the "Securities Act").

                  5.       Representations

                  ABC hereby represents, warrants and covenants to F&M as follows:

                  (a) ABC shall at all times maintain sufficient authorized but unissued shares of ABC Common Stock so that the Option may be exercised without authorization of additional shares of ABC Common Stock.

                  (b) The shares to be issued upon due exercise, in whole or in part, of the Option, when paid for as provided herein, will be duly authorized, validly issued, fully paid and nonassessable.

                  6.       Adjustment Upon Changes in Capitalization

                  In the event of any change in ABC Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like, the type and number of shares subject to the Option, and the purchase price per share, as the case may be, shall be adjusted appropriately. In the event that any additional shares of ABC Common Stock are issued or otherwise become outstanding after the date of this Option Agreement (other than pursuant to this Option Agreement or pursuant to the exercise of warrants or options to acquire shares of ABC Common Stock outstanding as of the date of the Reorganization Agreement or that may be issued after the date of the Reorganization Agreement without constituting a breach thereof), the number of shares of ABC Common Stock subject to the Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of shares of ABC Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option or any shares issued pursuant to the exercise of warrants or options to acquire shares of ABC Common Stock outstanding as of the date of the Reorganization Agreement or that may be issued after the date of the Reorganization Agreement without constituting a breach thereof. Nothing contained in this Section 6 shall be deemed to authorize ABC to breach any provision of the Merger Agreements.

                  7.       Registration Rights

                  ABC shall, if requested by F&M, as expeditiously as possible file a registration statement on a form of general use under the Securities Act if necessary in order to permit the sale or other disposition of the shares of ABC Common Stock that are acquired upon exercise of the Option in accordance with the intended method of sale or other disposition requested by F&M. F&M shall provide all information reasonably requested by ABC for inclusion in any registration statement to be filed hereunder. ABC will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 270 days from the date on which such registration statement first becomes effective as may be reasonably necessary to effect such sales or other dispositions. The first registration effected under this Section 7 shall be at ABC's expense except for underwriting commissions and the fees and disbursements of F&M's counsel attributable to the registration of such ABC Common Stock. A second registration statement may be requested hereunder at F&M's expense. In no event shall ABC be required to effect more than two registrations hereunder. The filing of any registration statement hereunder may be delayed for such period of time as may reasonably be required to facilitate any public distribution by ABC of ABC Common Stock. If requested by F&M, in connection with any such registration, ABC will become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements. Upon receiving any request from F&M or an assignee of F&M under this
Section 7, ABC agrees to send a copy thereof to F&M and to any assignee of F&M known to ABC, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

                  8.       Severability

                  If any term, provision, covenant or restriction contained in this Option Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Option
Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Option Agreement will not permit the holder to acquire the full number of shares of ABC Common Stock provided in Section 2 hereof (as adjusted pursuant to Section 6 hereof), it is the express intention of ABC to allow the holder to acquire, or to require ABC to repurchase, such number of shares as may be necessary to comply with such court or regulatory agency's determination of the permissible number of shares, without any amendment or modification hereof.

                  9.       Miscellaneous

                  (a) Expenses. Except as otherwise provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

                  (b) Entire Agreement. Except as otherwise expressly provided herein, this Option Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. The terms and conditions of this Option Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. Nothing in this Option Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Option Agreement, except as expressly provided herein.

                  (c) Assignment. Neither of the parties hereto may assign any of its rights or obligations under this Option Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that F&M may assign in whole or in part the Option and other benefits and obligations hereunder without limitation to any of its wholly-owned subsidiaries, and F&M may assign in whole or in part the Option and other benefits and obligations hereunder without limitation in the event a Purchase Event shall have occurred and F&M shall have delivered to ABC a copy of a letter from the staff of the Commission, or an opinion of counsel, in form and substance reasonably satisfactory to ABC, to the effect that such assignment will not violate the requirements of the Securities Act; provided that prior to any such assignment, F&M shall give written notice of the proposed assignment to ABC, and within 24 hours of such notice of a bona fide proposed assignment, ABC may purchase the Option at a price and on other terms at least as favorable to F&M as that set forth in the notice of assignment.

                   (d) Notices. All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered in the manner and to the address provided for in or pursuant to Section 7.5 of the Reorganization Agreement.

                  (e) Counterparts. This Option Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

                  (f) Specific Performance. The parties agree that damages would be an inadequate remedy for a breach of the provisions of this Option Agreement by either party hereto and that this Option Agreement may be enforced by either party hereto through injunctive or other equitable relief.

                  (g) Governing Law. This Option Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without regard to the conflict of law principles thereof (except to the extent that Delaware law governs the validity of the Option).

                           IN WITNESS  WHEREOF,  each of the parties  hereto has
executed this Option Agreement as of the day and year first written above.


                       ALLEGIANCE BANC CORPORATION



                       By:      _____________________________
                                Leonard L. Abel
                                Chairman of the Board


                       F&M NATIONAL CORPORATION



                       By:      _____________________________
                                Alfred B. Whitt
                                Senior Vice President

                                                                     Exhibit B











                      AGREEMENT AND PLAN OF REORGANIZATION

                                 by and between

                            F&M NATIONAL CORPORATION

                                       and

                           ALLEGIANCE BANC CORPORATION


                          ----------------------------

                                 April 22, 1996
                          ----------------------------

                              TABLE OF CONTENTS

                                                                                                                Page

         ARTICLE 1.           THE MERGER AND RELATED MATTERS......................................................1
                1.1           The Merger       ...................................................................1
                1.2           Conversion of ABC Stock.............................................................1
                1.3           Board of Directors of F&M and Allegiance Bank;
                               Officers and Employees.............................................................2
                1.4           The Effective Date..................................................................2
                1.5           Definitions      ...................................................................2

         ARTICLE 2.           REPRESENTATIONS AND WARRANTIES OF ABC...............................................3
                2.1           Organization, Standing and Power....................................................3
                2.2           Organization, Standing and Power of Allegiance Bank.................................3
                2.3           Authorized and Effective Agreement; Affiliated
                               Transaction Approval...............................................................3
                2.4           Capital Structure...................................................................4
                2.5           Financial Statements; Books and Records; Minute
                                Books          ...................................................................5
                2.6           Material Adverse Change.............................................................5
                2.7           Absence of Undisclosed Liabilities..................................................5
                2.8           Legal Proceedings; Compliance with Laws.............................................5
                2.9           Tax Matters      ...................................................................6
                2.10          Property         ...................................................................6
                2.11          Employee Benefit Plans..............................................................6
                2.12          Insurance        ...................................................................7
                2.13          Allowance for Loan Losses...........................................................7
                2.14          Environmental Matters...............................................................7
                2.15          Brokers and Finders.................................................................9
                2.16          Statements True and Correct.........................................................9

         ARTICLE 3.           REPRESENTATIONS AND WARRANTIES OF F&M...............................................9
                3.1           Organization, Standing and Power....................................................9
                3.2           Organization, Standing and Power of F&M
                                Subsidiaries .................................................................... 9
                3.3           Authorized and Effective Agreement.................................................10
                3.4           Capital Structure..................................................................10
                3.5           Financial Statements; Books and Records; Minute
                               Books           ..................................................................11
                3.6           Material Adverse Change............................................................11
                3.7           Absence of Undisclosed Liabilities.................................................11
                3.8           Legal Proceedings; Compliance with Laws............................................11
                3.9           Tax Matters      ..................................................................12
                3.10          Employee Benefit Plans.............................................................12
                3.11          Insurance        ..................................................................12
                3.12          Allowance for Loan Losses..........................................................13
                3.13          Environmental Matters..............................................................13
                3.14          Statements True and Correct........................................................13

         ARTICLE 4.           COVENANTS AND AGREEMENTS...........................................................13
                4.1           Investigation and Confidentiality..................................................13
                4.2           Registration Statement; Shareholder Approval.......................................14
                4.3           Operation of the Business of ABC...................................................14
                4.4           Operation of the Business of F&M...................................................15
                4.5           Regulatory Filings.................................................................16
                4.6           Public Announcements...............................................................16
                4.7           Accounting Treatment...............................................................16
                4.8           Affiliates       ..................................................................16
                4.9           Benefit Plan ......................................................................16
                4.10          NYSE Listing  .....................................................................17
                4.11          Indemnification  ..................................................................17
                4.12          ABC Stock Options..................................................................17
                4.13          Stock Option Agreement.............................................................18
                4.14          Restrictions on Trading in F&M Common Stock........................................18

         ARTICLE 5.           CONDITIONS TO THE MERGER...........................................................18
                5.1           General Conditions.................................................................18
                5.2           Conditions to Obligations of F&M...................................................19
                5.3           Conditions to Obligations of ABC...................................................19

         ARTICLE 6.           TERMINATION      ..................................................................20
                6.1           Termination      ..................................................................20
                6.2           Effect of Termination..............................................................21
                6.3           Survival of Representations, Warranties and
                               Covenants       ..................................................................21
                6.4           Expenses         ..................................................................21

         ARTICLE 7.           GENERAL PROVISIONS.................................................................22
                7.1           Entire Agreement ..................................................................22
                7.2           Binding Effect; No Third-Party Rights..............................................22
                7.3           Waiver and Amendment...............................................................22
                7.4           Governing Law    ..................................................................22
                7.5           Notices          ..................................................................22
                7.6           Counterparts     ..................................................................23
                7.7           Severability     ..................................................................23

         EXHIBIT A -- PLAN OF MERGER

                      AGREEMENT AND PLAN OF REORGANIZATION


                  THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of April 22, 1996, by and between F&M NATIONAL CORPORATION, a Virginia corporation ("F&M"), and ALLEGIANCE BANC CORPORATION, a Delaware corporation ("ABC").

                                   WITNESSETH:

                  WHEREAS, the respective Boards of Directors of F&M and ABC have approved the affiliation of their companies through the merger of ABC with and into F&M pursuant to and subject to the terms and conditions of this Agreement and the Plan of Merger in the form attached hereto as Exhibit A (the "Plan of Merger"); and

                  WHEREAS,   the   parties   desire  to  provide   for   certain
undertakings,   conditions,   representations,   warranties   and  covenants  in
connection with the transactions contemplated hereby;

                  NOW, THEREFORE, in consideration of the mutual warranties, covenants and agreements set forth herein, the parties agree as follows.

                                    ARTICLE 1
                         THE MERGER AND RELATED MATTERS

                  1.1      The Merger

                  Subject to the terms and conditions of this Agreement, at the Effective Date as defined in Section 1.4 hereof, ABC shall be merged with and into F&M pursuant to the Plan of Merger attached hereto as Exhibit A and made a part hereof (the "Merger"). The separate corporate existence of ABC shall thereupon cease, and F&M will be the surviving corporation in the Merger.

                  1.2      Conversion of ABC Stock

                  At the Effective Date, by virtue of the Merger and without any action on the part of the holders thereof, each share of common stock, par value $1.00 per share, of ABC ("ABC Common Stock") issued and outstanding immediately prior to the Effective Date shall cease to be outstanding and shall be converted into and exchanged for shares of common stock, par value $2.00 per share, of F&M ("F&M Common Stock") whose aggregate market value equals $15.00, plus cash for fractional shares, pursuant to the terms and conditions set forth in the Plan of Merger. Each share of F&M Common Stock issued and outstanding immediately prior to the Effective Date shall continue unchanged as an outstanding share common stock of F&M, as the successor corporation.

                  1.3 Board of Directors of F&M and Allegiance Bank; Officers and Employees

                  (a) F&M shall take all such action as shall be necessary to elect or appoint Leonard L. Abel (or in the event that he is unavailable to serve, Ronald D. Paul, or in the event of his unavailablity such other person selected by the Board of Directors of ABC and acceptable to F&M) to the Board of Directors of F&M at, or as promptly as practicable after, the Effective Date.

                  (b) The officers and employees of Allegiance Bank, N.A., the national banking subsidiary of ABC ("Allegiance Bank"), will not change as a result of the Merger.

                  (c) The Board of Directors of Allegiance Bank in office at the Effective Date, together with a person designated by F&M, shall serve as the Board of Directors of Allegiance Bank following the Effective Date until the 1997 Annual Meeting of Allegiance Bank and until their successors shall be duly elected and qualified.

                  1.4      The Effective Date

                  Subject to the conditions to the obligations of the parties to effect the Merger as set forth in Article 5, the parties shall cause the effective date of the Merger (the "Effective Date") to occur on such date as the parties may agree within five days (or as soon as reasonably practicable thereafter) after the receipt of the approval of shareholders of ABC and the satisfaction or waiver of all conditions to either party's obligation to effect the Merger; it being the intent of the parties that all regulatory approvals be obtained and all statutory and regulatory waiting periods have expired prior to the date on which the ABC shareholder meeting is held.

                  1.5      Definitions

                  Any term defined in this Agreement and the Plan of Merger shall have the meaning ascribed to it for purposes of this Agreement. In addition:

                  (a) the term "Knowledge" when used with respect to a party shall mean the current and conscious knowledge, after conducting a reasonable investigation, of any "Executive Officer" of such party, as such term is defined in Regulation O of the Federal Reserve Board. Any reference herein to the Knowledge of ABC shall also be deemed to include the Knowledge of any Executive Officer of Allegiance Bank;

                  (b) the term  "Material  Adverse  Effect",  when  applied to a party, shall mean any condition, event, change or occurrence (including, without limitation, (i) the making of any provisions for possible loan and lease losses, write-downs of other real estate and taxes and (ii) any breach of a representation or warranty by such party) that individually, or in the aggregate with any other condition, event, change or occurrence, has or is reasonably likely to have a material negative effect upon (i) the financial condition, results of operations or business of the party and its subsidiaries, taken as a whole, or (ii) the ability of a party to perform its obligations under, and to consummate the transactions contemplated by, this Agreement.

                  (c) the term "Previously Disclosed" shall mean information set forth in a letter from one party to the other party delivered and dated not later than 5:00 p.m. on April 19, 1996, specifically designated as information "Previously Disclosed" pursuant to this Agreement.

                                    ARTICLE 2
                      REPRESENTATIONS AND WARRANTIES OF ABC

                  ABC represents and warrants to F&M as follows:

                  2.1      Organization, Standing and Power

                  ABC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to carry on its business as now conducted. ABC is duly registered as a bank holding company under the Bank Holding Company Act of 1956.

                  2.2      Organization, Standing and Power of Allegiance Bank

                  Allegiance Bank is the only subsidiary of ABC (collectively with ABC, the "ABC Companies"), is a duly organized and validly existing national banking association in good standing under the national banking laws with full corporate power and authority to carry on its business as now conducted and is qualified to do business in each state or other jurisdiction of the United States where its ownership or leasing of property or the conduct of its business requires qualification to do business and where the failure to so qualify would have a Material Adverse Effect on ABC on a consolidated basis. Except as Previously Disclosed, ABC does not own, directly or indirectly, any outstanding capital stock or other voting securities or ownership interests of any corporation, bank or savings association, partnership or other organization, except for Allegiance Bank. The outstanding shares of capital stock of Allegiance Bank are validly issued and outstanding and fully paid and all such shares are directly owned by ABC free and clear of all liens, claims and encumbrances or preemptive rights of any person.

                  2.3 Authorized and Effective Agreement; Affiliated Transaction Approval

                  (a) ABC has all requisite corporate power and authority to enter into and (subject to the receipt of all necessary governmental approvals and the approval of the shareholders of ABC of this Agreement and the Plan of Merger) to perform all of its obligations under this Agreement, the Plan of Merger and the Stock Option Agreement of even date herewith between ABC and F&M (the "Option Agreement"). The execution, adoption and delivery of this Agreement, the Plan of Merger and the Option Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of ABC, except, in the case of this Agreement and the Plan of Merger, the approval of shareholders. This Agreement, the Plan of Merger and the Option Agreement represent the legal, valid, and binding obligations of ABC, enforceable against ABC in accordance with their respective terms, in each case subject as to enforceability to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, conservatorship, receivership and similar laws affecting the enforcement of rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally, (ii) laws relating to the safety and soundness of depository institutions and their holding companies, (iii) general principles of equity, and (iv) in the case of the Option Agreement, the statutory and common law of Delaware applicable to corporations organized under Delaware law.

                  (b) Neither the execution and delivery of this Agreement the Plan of Merger and the Option Agreement nor the consummation of the transactions contemplated herein or therein, nor compliance by ABC with any of the provisions hereof or thereof will: (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of ABC or Allegiance Bank; (ii) except as Previously Disclosed, constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of ABC or Allegiance Bank pursuant to any note, bond, mortgage, indenture, license, agreement or other instrument or obligation, or (iii) subject to the receipt of all required regulatory approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to ABC or Allegiance Bank, except insofar as the statutory and common law of Delaware applicable to corporations organized under Delaware law may affect the validity or enforceability of the Option Agreement.

                  (c) In  accordance  with Title 8,  Chapter 1,  Subchapter  VI,
Section 203 et. seq. of the Delaware Corporation Law Annotated (the "Affiliated Transactions Statute"), the Board of Directors of ABC has, by resolution adopted by its Board of Directors, approved this Agreement and the Option Agreement, and has given prior approval of F&M's becoming an "interested stockholder" (as defined in Section 203(c)(5) of the Affiliated Transactions Statute), all in accordance with Section 203(a)(1) of the Affiliated Transactions Statute.

                  2.4      Capital Structure

                  The authorized capital stock of ABC consists of (i) 10,000,000 shares of common stock, par value $1.00 per share. As of the date hereof, there are 1,727,563 shares of ABC Common Stock issued and outstanding. All outstanding shares of ABC Common Stock have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. As of the date hereof, there are (a) warrants held by directors of ABC that represent rights to purchase 102,000 shares of ABC Common Stock at a price of $5.00 per share and 35,000 shares of ABC Common Stock at a price of $6.50 per share, and (b) options held by officers and employees of ABC that represent rights to purchase a total of 73,480 shares of ABC Common Stock. Copies of the warrant and stock option agreements have been Previously Disclosed. No shares of ABC Common Stock have been reserved for any purpose, except for the 210,480 shares of ABC Common Stock reserved in connection with the options and warrants described herein and the 343,785 shares of ABC Common Stock reserved in connection with the Option Agreement.

                  2.5      Financial Statements; Books and Records; Minute Books

                  The ABC Financial Statements (as defined below) fairly present or will fairly present, as the case may be, the consolidated financial position of ABC as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The books and records of the ABC and Allegiance Bank fairly reflect the transactions to which each company is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of ABC and Allegiance Bank contain accurate records of all corporate actions of their respective shareholders and Boards of Directors (including committees of its Board of Directors). The ABC Financial Statements shall mean (i) the consolidated balance sheets of ABC as of December 31, 1995 and 1994 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 1995, 1994 and 1993 (including related notes and schedules, if any) and (ii) the consolidated balance sheets of ABC and related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 1995.

                  2.6      Material Adverse Change

                  Since December 31, 1995 and except as Previously Disclosed, there has not been any change in the financial condition or results of operations of ABC or Allegiance Bank which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect (other than as a result of changes in banking laws or regulations of general applicability or interpretations thereof).

                  2.7      Absence of Undisclosed Liabilities

                  Neither ABC nor Allegiance Bank has any liability (contingent or otherwise) that is material to ABC on a consolidated basis or that, when combined with all similar liabilities, would be material to ABC on a consolidated basis, except as Previously Disclosed or as disclosed in the ABC Financial Statements and except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent ABC Financial Statements.

                  2.8      Legal Proceedings; Compliance with Laws

                  Except as Previously Disclosed, there are no actions, suits or proceedings instituted or pending or, to the Knowledge of ABC, threatened against ABC or Allegiance Bank or against any property, asset, interest or right of ABC or Allegiance Bank, or against any officer, director or employee of ABC or Allegiance Bank that would, if determined adversely to ABC or Allegiance Bank, have a Material Adverse Effect on ABC on a consolidated basis. To the Knowledge of ABC, ABC and Allegiance Bank have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders).

                  2.9      Tax Matters

                  ABC has filed all federal, state and local tax returns and reports required to be filed, and all taxes shown by such returns to be due and payable have been paid or are reflected as a liability in the ABC Financial Statements or are being contested in good faith and have been Previously Disclosed. Except to the extent that tax liabilities are specifically reflected in the ABC Financial Statements or are being contested in good faith, there are no federal, state or local tax liabilities of ABC other than liabilities that have arisen since December 31, 1995, all of which have been properly accrued or otherwise provided for on the books and records of ABC. Except as Previously Disclosed, no tax return or report of ABC or Allegiance Bank is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against either ABC or Allegiance Bank by any taxing authority.

                  2.10     Property

                  Except As Previously Disclosed or reserved against in the ABC Financial Statements, ABC and Allegiance Bank have good and marketable title free and clear of all material liens, encumbrances, charges, defaults or equitable interests to all of the properties and assets, real and personal, reflected in the balance sheet included in the ABC Financial Statements as of December 31, 1995 or acquired after such date. To the Knowledge of ABC, all buildings, and all fixtures, equipment, and other property and assets that are material to its business, held under leases or subleases, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws. To the Knowledge of ABC, the buildings, structures, and appurtenances owned, leased, or occupied by ABC and Allegiance Bank are in good operating condition and in a state of good maintenance and repair and comply in all material respects with applicable zoning and other municipal laws and regulations.

                  2.11     Employee Benefit Plans

                  (a) ABC has Previously Disclosed true and complete copies of all material retirement, profit-sharing, stock option, bonus, vacation or other material incentive plans or agreements, all material medical, dental or other health plans, all life insurance plans and all other material employee benefit plans or fringe benefit plans, including, without limitation, all "employee benefit plans" as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), currently adopted, maintained by, sponsored in whole or in part by, or contributed to by ABC or Allegiance Bank for the benefit of employees, retirees or other beneficiaries eligible to participate (collectively, the "ABC Benefit Plans"). Any of the ABC Benefit Plans which is an "employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as an "ABC ERISA Plan." No ABC Benefit Plan is or has been a multi-employer plan within the meaning of
Section 3(37) of the ERISA.

                  (b) Except as Previously Disclosed, all ABC Benefit Plans are in compliance with the applicable terms of the Internal Revenue Code of 1986, as amended (the "Code"), and any other applicable laws, rules and regulations, the breach or violation of which could result in a material liability to ABC on a consolidated basis.

                  (c) No ABC ERISA Plan that is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in
Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.

                  2.12     Insurance

                  Each of ABC and Allegiance Bank currently maintains insurance in amounts reasonably necessary for its operations and, to the Knowledge of ABC, similar in scope and coverage to that maintained by other entities similarly situated. Except as Previously Disclosed, neither ABC nor Allegiance Bank has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond and, within the last three years, neither ABC nor Allegiance Bank has been refused any insurance coverage sought or applied for, and ABC has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of ABC or Allegiance Bank.

                  2.13     Allowance for Loan Losses

                  The allowance for loan losses reflected on the balance sheets included in the ABC Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.

                  2.14     Environmental Matters

                  (a) Except as Previously Disclosed and to the Knowledge of ABC, the ABC Companies are in substantial compliance with all Environmental Laws (as defined below). Neither ABC nor Allegiance Bank has received any communication alleging that ABC or Allegiance Bank is not in such compliance and, to the Knowledge of ABC, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

                  (b) ABC and Allegiance Bank have not received notice of pending, and are not aware of any threatened, legal, administrative, arbitral or other proceedings, asserting Environmental Claims (as defined below) or other claims, causes of action or governmental investigations of any nature, seeking to impose, or that could result in the imposition of, any material liability arising under any Environmental Laws upon (i) ABC or Allegiance Bank, (ii) any person or entity whose liability for any Environmental Claim (as defined below) ABC or Allegiance Bank has or may have retained either contractually or by operation of law, (iii) any real or personal property owned or leased by ABC or Allegiance Bank, or any real or personal property which ABC or Allegiance Bank has been, or is, judged to have managed or to have supervised or to have participated in the management of, or (iv) any real or personal property in which Allegiance Bank holds a security interest securing a loan recorded on the books of Allegiance Bank. Neither ABC nor Allegiance Bank is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

                  (c) With respect to all real and personal property owned or leased by ABC or Allegiance Bank, or all real and personal property which ABC or Allegiance Bank has been, or is, judged to have managed or to have supervised or to have participated in the management of, ABC will promptly provide F&M with access to copies of any environmental audits, analyses and surveys that have been prepared relating to such properties (a list of which will be been Previously Disclosed). To the Knowledge of ABC, the ABC Companies are in compliance in all material respects with all recommendations contained in any such environmental audits, analyses and surveys.

                  (d) To the Knowledge of ABC, there are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim or other claim or action or governmental investigation that could result in the imposition of any liability arising under any Environmental Laws against ABC or Allegiance Bank or against any person or entity whose liability for any Environmental Claim ABC or Allegiance Bank has or may have retained or assumed either contractually or by operation of law.

                  (e) For purposes of this Agreement, the following terms shall have the following meanings:

                           (1) "Environmental Claim" means any written notice from any governmental authority or third party alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern.

                           (2)   "Environmental   Laws"  means  all   applicable
         federal, state and local laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, that relate to pollution or protection of human health or the environment.

                           (3) "Materials of Environmental Concern" means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

                  2.15     Brokers and Finders

                  Neither ABC nor any of its officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated by this Agreement, except for Scott & Stringfellow, Inc.

                  2.16     Statements True and Correct

                  When the Registration Statement on Form S-4 (the "Registration Statement") to be filed by F&M with the Securities and Exchange Commission (the "SEC") shall become effective, and at all times subsequent thereto up to and including the ABC shareholders' meeting to vote upon the Merger, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by ABC relating to ABC and Allegiance Bank, (i) shall comply in all material respects with the applicable provisions of the federal and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.


                                    ARTICLE 3
                      REPRESENTATIONS AND WARRANTIES OF F&M

                  F&M represents and warrants to ABC as follows:

                  3.1      Organization, Standing and Power

                  F&M is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia, with full corporate power and authority to carry on its business as now conducted. F&M is duly registered as a bank holding company under the Bank Holding Company Act of 1956.

                  3.2      Organization, Standing and Power of F&M Subsidiaries

                  Each subsidiary of F&M (the "F&M Subsidiaries" and, collectively with F&M, the "F&M Companies") is a duly organized corporation, validly existing and in good standing in their respective states of incorporation. Each F&M Subsidiary (i) has full corporate power and authority to carry on its business as now conducted and (ii) is duly qualified to do business in the states where its ownership or leasing of property or the conduct of its business requires such qualification and where the failure to so qualify would have a material adverse effect on F&M on a consolidated basis. The outstanding shares of capital stock of each of the F&M Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares are directly or indirectly owned by F&M free and clear of all liens, claims and encumbrances or preemptive rights of any person.

                  3.3      Authorized and Effective Agreement

                  (a) F&M has all requisite corporate power and authority to enter into and to perform all of its obligations under this Agreement and the Plan of Merger. The execution, adoption and delivery of this Agreement and the Plan of Merger and the consummation of the Merger have been duly and validly authorized by all necessary corporate action on the part of F&M. This Agreement and the Plan of Merger represent the legal, valid, and binding obligations of F&M, enforceable against F&M in accordance with their respective terms, in each case subject as to enforceability to (i) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, conservatorship, receivership or other similar laws affecting the enforcement of rights of creditors of FDIC-insured institutions or the enforcement of creditors' rights generally, (ii) laws relating to the safety and soundness of depository institutions and their holding companies, and (iii) general principles of equity.

                  (b) Neither the execution and delivery of this Agreement, the consummation of the transactions contemplated herein, nor compliance by F&M with any of the provisions hereof will: (i) conflict with or result in a breach of any provision of the Articles of Incorporation or Bylaws of F&M or any F&M Subsidiary; (ii) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of F&M or any F&M Subsidiary pursuant to any note, bond, mortgage, indenture, license, agreement or other instrument or obligation that would have a material adverse effect on the business, operations or financial condition of F&M on a consolidated basis, or (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to F&M or any F&M Subsidiary.

                  3.4      Capital Structure

                  The authorized capital stock of F&M consists of: (i) 5,000,000 shares of preferred stock, no par value per share, of which none are issued and outstanding; and (ii) 30,000,000 shares of common stock, par value $2.00 per share, of which 19,095,859 shares were issued and outstanding on March 31, 1996. All outstanding shares of F&M Common Stock have been duly issued and are validly outstanding, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person. The shares of F&M Common Stock to be issued in exchange for shares of ABC Common Stock upon consummation of the Merger will have been duly authorized and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable, will not be issued in violation of the preemptive rights of any person, and will be duly registered under the applicable federal and state securities laws.

                  3.5      Financial Statements; Books and Records; Minute Books

                  The F&M Financial Statements (as defined below) fairly present or will fairly present, as the case may be, the consolidated financial position of F&M as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and statements of cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect) in conformity with generally accepted accounting principles applicable to financial institutions applied on a consistent basis. The books and records of the F&M Companies fairly reflect the transactions to which each company is a party or by which its properties are subject or bound. Such books and records have been properly kept and maintained and are in compliance in all material respects with all applicable legal and accounting requirements. The minute books of the F&M Companies contain accurate records of all corporate actions of their respective shareholders and Boards of Directors (including committees of its Board of Directors). The F&M Financial Statements shall mean (i) the consolidated balance sheets of F&M as of December 31, 1995 and 1994 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years ended December 31, 1995, 1994 and 1993 (including related notes and schedules, if any) and (ii) the consolidated balance sheets of F&M and related consolidated statements of income, shareholders' equity and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 1995.

                  3.6      Material Adverse Change

                  Since December 31, 1995, there has not been any change in the financial condition or results of operations of F&M or the F&M Subsidiaries which, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect (other than as a result of changes in banking laws or regulations of general applicability or interpretations thereof).

                  3.7      Absence of Undisclosed Liabilities

                  Neither F&M nor any F&M Subsidiary has any liability (contingent or otherwise) that is material to F&M on a consolidated basis or that, when combined with all similar liabilities, would be material to F&M on a consolidated basis, except as disclosed in the F&M Financial Statements and except for liabilities incurred in the ordinary course of business consistent with past practice since the date of the most recent F&M Financial Statements.

                  3.8      Legal Proceedings; Compliance with Laws

                  There are no actions, suits or proceedings instituted or pending or, to the Knowledge of F&M, threatened against any of the F&M Companies or against any property, asset, interest or right of any of the F&M Companies or against any officer, director or employee of any of the F&M Companies that would, if determined adversely to F&M or any F&M Subsidiary, have a Material Adverse Effect on F&M on a consolidated basis. To the Knowledge of F&M, the F&M Companies have complied in all material respects with all laws, ordinances, requirements, regulations or orders applicable to their respective businesses (including environmental laws, ordinances, requirements, regulations or orders).

                  3.9      Tax Matters

                  F&M has filed all federal, state and local tax returns and reports required to be filed, and all taxes shown by such returns to be due and payable have been paid or are reflected as a liability in the F&M Financial Statements or are being contested in good faith and have been Previously Disclosed. Except to the extent that tax liabilities are specifically reflected in the F&M Financial Statements or are being contested in good faith, there are no federal, state or local tax liabilities of F&M other than liabilities that have arisen since December 31, 1995, all of which have been properly accrued or otherwise provided for on the books and records of F&M. Except as Previously Disclosed, no tax return or report of F&M or any F&M Subsidiary is under examination by any taxing authority or the subject of any administrative or judicial proceeding, and no unpaid tax deficiency has been asserted against any of the F&M Companies by any taxing authority.

                  3.10     Employee Benefit Plans

                  (a) All F&M employee benefit plans are in compliance with the applicable terms of ERISA and the Code and any other applicable laws, rules and regulations, the breach or violation of which could result in a material liability to F&M on a consolidated basis.

                  (b) No F&M employee benefit plan subject to ERISA that is a defined benefit pension plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the present fair market value of the assets of any such plan exceeds the plan's 'benefit liabilities,' as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan was terminated in accordance with all applicable legal requirements.

                  3.11     Insurance

                  Each of the F&M Companies currently maintains insurance in amounts reasonably necessary for its operations and, to the Knowledge of F&M, similar in scope and coverage to that maintained by other entities similarly situated. None of the F&M Companies has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond and, within the last three years, none of the F&M Companies has been refused any insurance coverage sought or applied for, and F&M has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums or unavailability of coverage that do not result from any extraordinary loss experience on the part of the F&M Companies.

                  3.12     Allowance for Loan Losses

                  The allowance for loan losses reflected on the balance sheets included in the F&M Financial Statements, as of their respective dates, is adequate in all material respects under the requirements of generally accepted accounting principles and regulatory accounting principles to provide for reasonably anticipated losses on outstanding loans.

                  3.13     Environmental Matters

                  To the Knowledge of F&M, the F&M Companies are in substantial compliance with all Environmental Laws (as defined in Section 2.14). None of the F&M Companies has received any communication alleging that F&M or any F&M Subsidiary is not in such compliance and, to the Knowledge of F&M, there are no present circumstances that would prevent or interfere with the continuation of such compliance.

                  3.14     Statements True and Correct

                  When the Registration Statement to be filed by F&M with the SEC shall become effective, and at all times subsequent thereto up to and including the ABC shareholders' meeting to vote upon the Merger, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by F&M relating to F&M (i) shall comply in all material respects with the applicable provisions of the federal and state securities laws, and (ii) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading.

                                    ARTICLE 4
                            COVENANTS AND AGREEMENTS

                  4.1      Investigation and Confidentiality

                  ABC  will  keep  F&M  advised  of  all  material  developments relevant to its business and to consummation of the Merger, and F&M will advise ABC of any material adverse change in its financial condition or operations and all material developments that may adversely affect consummation of the Merger. F&M and ABC each may make or cause to be made such further investigation of the financial and legal condition of the other as such party reasonably deems necessary or advisable in connection with the Merger, provided, however, that such investigation shall not interfere unnecessarily with normal operations. F&M and ABC agree to furnish the other and the other's advisors with such financial data and other information with respect to its business and properties as such other party shall from time to time reasonably request. Each party hereto shall, and shall cause each of its directors, officers, attorneys and advisors, to maintain the confidentiality of all information obtained in such investigation which is not otherwise publicly disclosed by the other party, such undertaking with respect to confidentiality to survive any termination of this Agreement. In the event of the termination of this Agreement, each party shall return to the furnishing party or, at the request of the furnishing party, destroy and certify the destruction of all confidential information previously furnished in connection with the transactions contemplated by this Agreement.

                  4.2      Registration Statement; Shareholder Approval

                  (a) Subject to the timely effectiveness of the Registration Statement to be prepared by F&M, ABC shall submit this Agreement and the Plan of Merger to its shareholders for approval at an annual or special meeting to be held on or before September 30, 1996 or as soon thereafter as practicable (the "ABC Meeting"). Subject to the fiduciary duties of the Board of Directors of ABC, the ABC Board of Directors shall unanimously recommend approval of the Merger and shall use its best efforts to solicit and obtain votes of the holders of ABC Common Stock in favor of the Merger. Each member of the ABC Board of Directors agrees to vote all shares of ABC Common Stock under his control (and not held in a fiduciary capacity) in favor of the Merger.

                  (b) F&M and ABC will prepare jointly the proxy statement/prospectus to be used in connection with the ABC Meeting (the "Proxy Statement/Prospectus"). F&M will prepare and file with the SEC a Registration Statement, of which such Proxy Statement/Prospectus shall be a part, and will use its best efforts to have the Registration Statement declared effective as promptly as possible. When the Registration Statement or any post-effective amendment or supplement thereto shall become effective and at all times subsequent to such effectiveness, up to and including the date of the ABC Meeting, such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished or to be furnished by ABC relating to ABC or Allegiance Bank and by F&M relating to the F&M Companies, will conform in all material respects with the provisions of the Securities Act of 1933, as amended, and any other applicable statutory or regulatory requirements.

                  4.3      Operation of the Business of ABC

                  Between the date of this Agreement and the Effective Date, ABC agrees that each of ABC and Allegiance Bank will operate its business substantially as presently operated and only in the ordinary course and will use its best efforts to preserve its properties, business and relationships with customers, employees and other persons having business dealings with it. Without limiting the generality of the foregoing, ABC agrees that it will not, without the prior written consent of F&M:

                  (a) Make any change in its authorized capital stock, or issue, grant or sell any additional shares of, securities convertible into or exchangeable for, or options, warrants or rights to purchase, its capital stock, nor shall it purchase, redeem or otherwise acquire any of its outstanding shares of capital stock, except that ABC shall not be restricted from acquiring any shares of ABC Common Stock that secure an extension of credit made by ABC or Allegiance Bank that is in default and selling, in the ordinary course, any such re-acquired shares or from issuing shares of ABC Common Stock pursuant to the exercise of options and warrants in accordance with the terms thereof and which are outstanding on the date hereof;

                  (b) Increase the rate of compensation of any of its directors, officers or employees, or pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees, except in a manner and amount consistent with past practice, any of which changes shall be reported promptly to F&M;

                  (c) Enter into any bonus, incentive compensation, stock option, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan or any employment or consulting agreement;

                  (d) Incur any obligation or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge, or encumber any of its assets, nor dispose of any of its assets in any other manner, except in the ordinary course of its business and for adequate value, or as otherwise specifically permitted in this Agreement;

                  (e) Solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, ABC or Allegiance Bank or any business combination with ABC other than as contemplated by this Agreement; (except where the Board of Directors of ABC determines, based on the advice of counsel, that failure to furnish such information or participate in such negotiations or discussions would constitute a breach of the fiduciary or legal obligations of ABC's Board of Directors to its shareholders); or authorize or permit any officer, director, agent or affiliate of ABC or Allegiance Bank to do any of the above; or fail to notify F&M immediately if any such inquiries or proposals are received by ABC;

                  (f) Change its lending, investment, asset/liability management or other material banking policies in any material respect, except as may be required by applicable law;

                  (g)  Alter,   amend  or  repeal  its  Bylaws  or  Articles  of
Incorporation; or

                  (h) Declare or pay any cash or stock dividend or make any other distribution in respect of the ABC Common Stock; or

                  (i) Propose or take any other action which would make any representation or warranty in Article 2 hereof untrue.

                  4.4      Operation of the Business of F&M

                  Between the date of this Agreement and the Effective Date, F&M agrees that each of the F&M Companies will operate its business substantially as presently operated and only in the ordinary course and will use its best efforts to preserve its properties, business and relationships with customers, employees and other persons having business dealings with it. In addition, F&M agrees that it will not solicit or encourage inquiries or proposals with respect to, furnish any information relating to, or participate in any negotiations or discussions concerning, any acquisition or purchase of all or a substantial portion of the assets of, or a substantial equity interest in, F&M or any business combination with F&M which may, as a condition thereof, result in the termination of this Agreement and the Plan of Merger (except where the failure to furnish such information or participate in such negotiations or discussions would, on the advice of counsel, constitute a breach of the fiduciary or legal obligations of F&M's Board of Directors to its shareholders); or authorize or permit any officer, director, agent or affiliate of F&M to do any of the above.

                  4.5      Regulatory Filings

                  F&M and ABC shall use their best efforts to prepare and file as soon as practicable after the date hereof all required applications for regulatory approval of the Merger. F&M shall use its best efforts to obtain prompt approval of each required application.

                  4.6      Public Announcements

                  Each party will consult with the other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultations, except as may be required by law.

                  4.7      Accounting Treatment

                  F&M and ABC shall each use their best efforts to ensure that the Merger qualifies for pooling-of-interests accounting treatment.

                  4.8      Affiliates

                  ABC shall identify those persons who may deemed to be "affiliates" of ABC with the meaning of Rule 145 promulgated under the Securities Act. ABC shall cause each person so identified to deliver to F&M at least 30 days prior to the Effective Date a written agreement providing that such person will not dispose of F&M Common Stock received in the Merger, except in a manner that (i) complies with the Securities Act of 1933 and the rules and regulations promulgated thereunder, and (ii) is consistent with the qualification of the transactions contemplated hereby for pooling of interests accounting treatment.

                  4.9      Benefit Plans

                  Upon consummation of the Merger, as soon as administratively practicable, employees of ABC shall be entitled to participate in the F&M pension, health and welfare benefit and similar plans on the same terms and conditions as employees of the F&M Companies, giving effect to years of service with ABC as if such service were with F&M.

                  4.10     NYSE Listing

                  F&M shall list on the New York Stock Exchange the shares of F&M Common Stock to be issued in the Merger.

                  4.11     Indemnification

                  F&M agrees that following the Effective Date, it shall indemnify, defend and hold harmless any person who has rights to indemnification from ABC, to the same extent and on the same conditions as such person is entitled to indemnification pursuant to Virginia law and ABC's Articles of Incorporation or Bylaws, as in effect on the date of this Agreement, to the extent legally permitted to do so with respect to matters occurring on or prior to the Effective Date. Without limiting the foregoing, in any case in which corporate approval may be required to effectuate any indemnification, F&M shall direct, at the election of the party to be indemnified, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between F&M and the indemnified party. F&M shall use its reasonable best efforts to maintain ABC's existing directors' and officers' liability policy, or some other policy, including F&M's existing policy, providing at least comparable coverage, covering persons who are currently covered by such insurance of ABC for a period of three years after the Effective Date on terms no less favorable than those in effect on the date hereof.

                  4.12     ABC Stock Options

                  From and after the Effective Date, all employee and officer stock options and director stock warrants to purchase shares of ABC Common Stock (each, an "ABC Stock Option" or an "ABC Stock Warrant"), that are then outstanding and unexercised, shall be converted into and become options to purchase shares of F&M Common Stock, and F&M shall assume each such ABC Stock Option and ABC Stock Warrant in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that from and after the Effective Date (i) each such ABC Stock Option and ABC Stock Warrant assumed by F&M may be exercised solely to purchase shares of F&M Common Stock, (ii) the number of shares of F&M Common Stock purchasable upon exercise of such ABC Stock Option or ABC Stock Warrant shall be equal to the number of shares of ABC Common Stock that were purchasable under such ABC Stock Option or ABC Stock Warrant immediately prior to the Effective Date multiplied by the Exchange Ratio and rounding down to the nearest whole share, with cash being paid for any fractional share interest that otherwise would be purchasable, and (iii) the per share exercise price under each such ABC Stock Option or ABC Stock Warrant shall be adjusted by dividing the per share exercise price of each such ABC Stock Option or ABC Stock Warrant by the Exchange Ratio, and rounding to the nearest cent. The terms of each ABC Stock Option or ABC Stock Warrant shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to F&M Common Stock on or subsequent to the Effective Date.

                  4.13     Stock Option Agreement

                  ABC shall grant to F&M an option to acquire such number of shares of ABC Common Stock that would equate to 19.9% of the issued and outstanding common stock of ABC as of the date hereof, all in accordance with the Option Agreement.

                  4.14     Restrictions on Trading in F&M Common Stock

                  Neither F&M, ABC, any subsidiary of F&M or ABC, nor any director or executive officer of F&M or ABC or their respective subsidiaries shall directly or indirectly purchase or sell on the NYSE, or submit a bid to purchase or offer to sell on the NYSE, any shares of F&M Common Stock, or any options, rights, warrants or other securities convertible into or exercisable for shares of F&M Common Stock during the Exchange Ratio Determination Period (as such term is defined in Section 2.1(a) of the Plan of Merger).

                                                         ARTICLE 5
                                                  CONDITIONS TO THE MERGER

                  5.1      General Conditions

                  The respective obligations of each of F&M and ABC to effect the Merger shall be subject to the fulfillment, or waiver in the case of Section 5.1(e) below, at or prior to the Effective Date of the following conditions:

                  (a) Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the approval of the shareholders of ABC.

                  (b) Registration Statement. The Registration Statement shall have been declared effective and shall not be subject to a stop order or any threatened stop order of the SEC or any state securities commissioner.

                  (c) Regulatory Approvals. F&M and ABC shall have received all regulatory approvals required in connection with the transactions contemplated by this Agreement, all notice periods and waiting periods required after the granting of any such approvals shall have passed, and all such approvals shall be in effect; provided, however, that no such approvals shall have imposed any condition or requirement which, in the reasonable opinion of the Boards of Directors of F&M or ABC, would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render consummation of the Merger inadvisable or unduly burdensome.

                  (d) Tax Opinion. F&M and ABC shall have received an opinion of F&M's counsel in form and substance satisfactory to F&M and ABC to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and that no gain or loss will be recognized by the shareholders of ABC to the extent they receive F&M Common Stock solely in exchange for their ABC Common Stock in the Merger.

                  (e) Opinions of Counsel. ABC shall have delivered to F&M and F&M shall have delivered to ABC opinions of counsel, dated as of the Effective Date, as to such matters as they may each reasonably request with respect to the transactions contemplated by this Agreement and in a form reasonably acceptable to each of them.

                  (f) Legal Proceedings. Neither F&M nor ABC shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

                  5.2      Conditions to Obligations of F&M

                  The obligations of F&M to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

                  (a) Representations and Warranties. The representations and warranties of ABC set forth in Article 2 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as though made on the Effective Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise expressly contemplated by this Agreement or consented to in writing by F&M.

                  (b) Performance of Obligations. ABC shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date.

                  (c) Officers' Certificate. ABC shall have delivered to F&M a certificate, dated the Effective Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.2(a) and 5.2(b) have been satisfied.

                  (d) Affiliate Letters. F&M shall have received the written agreements from the affiliates as specified in Section 4.8 hereof.

                  (e) Accountants' Letters. F&M shall have received a letter, dated as of the Effective Date, from Yount, Hyde & Barbour, P.C., satisfactory in form and substance to F&M, that the Merger will qualify for pooling-of-interests accounting treatment.

                  5.3      Conditions to Obligations of ABC

                  The obligations of ABC to effect the Merger shall be subject to the fulfillment or waiver at or prior to the Effective Date of the following additional conditions:

                  (a) Representations and Warranties. The representations and warranties of F&M set forth in Article 3 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Date as though made on the Effective Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as otherwise expressly contemplated by this Agreement or consented to in writing by ABC.

                  (b) Performance of Obligations. F&M shall have performed in all material respects all obligations required to be performed by it under this Agreement prior to the Effective Date.

                  (c) Officers' Certificate. F&M shall have delivered to ABC a certificate, dated the Effective Date and signed by its Chairman or President, to the effect that the conditions set forth in Sections 5.1(a), 5.1(b), 5.1(c), 5.3(a) and 5.3(b) have been satisfied.

                  (d) Investment Banking Letter. ABC shall have received an updated fairness opinion from Scott & Stringfellow, Inc., financial advisor to ABC, addressed to ABC and dated on or about the date the Proxy Statement/Prospectus is mailed to shareholders of ABC, to the effect that the terms of the Merger are fair to the shareholders of ABC from a financial point of view.

                                    ARTICLE 6
                                   TERMINATION

                  6.1      Termination

                  This Agreement and the Plan of Merger may be terminated at any time before the Effective Date, whether before or after approval thereof by the shareholders of ABC, as provided below:

                  (a)  Mutual  Consent.   By  mutual  consent  of  the  parties,
evidenced by their written agreement.

                  (b) Closing Delay. At the election of either party, evidenced by written notice, if the Closing shall not have occurred on or before January 15, 1997, or such later date as shall have been agreed to in writing by the parties; provided, however, that the right to terminate under this Section 6.1(b) shall not be available to either party whose failure to perform an obligation hereunder has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date.

                  (c) Conditions to F&M Performance Not Met. By F&M upon delivery of written notice of termination to ABC if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of F&M to effect the Merger set forth in Sections 5.1 and 5.2, and such noncompliance is not waived by F&M.

                  (d) Conditions to ABC Performance Not Met. By ABC upon delivery of written notice of termination to F&M if any event occurs which renders impossible the satisfaction in any material respect of one or more of the conditions to the obligations of ABC to effect the Merger set forth in Sections 5.1 and 5.3, and such noncompliance is not waived by ABC.

                  6.2      Effect of Termination

                  In the event this Agreement is terminated  pursuant to Section
6.1 hereof,  both this  Agreement  and the Plan of Merger  shall become void and have no effect, except that (i) the provisions hereof relating to confidentiality, press releases and expenses set forth in Sections 4.1, 4.7 and 6.4, respectively, shall survive any such termination and (ii) a termination pursuant to 6.1(c) or 6.1(d) hereof shall not relieve the breaching party from liability for an uncured intentional breach of any provision of this Agreement giving rise to such termination.

                  6.3      Survival of Representations, Warranties and Covenants

                  All representations, warranties and covenants in this Agreement and the Plan of Merger shall not survive the Effective Date and shall be terminated and extinguished at the Effective Date. From and after the Effective Date, the parties hereto shall have no liability to the other on account of any breach of any of those representations, warranties and covenants; provided, however, that the foregoing clause shall not (i) apply to agreements of the parties which by their terms are intended to be performed after the Effective Date, and (ii) shall not relieve any person for liability for fraud, deception or intentional misrepresentation.

                  6.4      Expenses

                  (a) Except as provided below, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and counsel, except that F&M agrees to bear and pay the cost of printing and mailing the Proxy Statement/Prospectus.

                  (b) Notwithstanding the provisions of Section 6.4(a) hereof, if for any reason the Merger is not approved by ABC's shareholders at the ABC Meeting or any adjournment thereof, ABC shall reimburse F&M for one-half of all reasonable out-of-pocket expenses incurred by F&M in connection with the transactions contemplated by this Agreement, provided that the maximum amount that ABC shall be responsible to F&M for under this Section 6.4(b) shall be limited to $50,000.

                  (c) If this Agreement is terminated by F&M or ABC because of a willful and material breach by the other of any representation, warranty, covenant, undertaking or restriction set forth herein, and provided that the terminating party shall not have been in breach (in any material respect) of any representation and warranty, covenant, undertaking or restriction contained herein, then the breaching party shall reimburse the other party of all reasonable out-of-pocket expenses incurred by it in connection with the transactions contemplated by this Agreement.

                  (d) Final settlement with respect to the reimbursement of such fees and expenses by the parties shall be made within thirty days after the termination of this Agreement.

                                    ARTICLE 7
                               GENERAL PROVISIONS

                  7.1      Entire Agreement

                  This Agreement contains the entire agreement among F&M and ABC with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

                  7.2      Binding Effect; No Third Party Rights

                  This Agreement shall bind F&M and ABC and their respective successors and assigns. Other than Section 4.11, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement.

                  7.3      Waiver and Amendment

                  Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the ABC Meeting, except statutory requirements and requisite approvals of shareholders and regulatory authorities.

                  7.4      Governing Law

                  This  Agreement   shall  be  governed  by,  and  construed  in
accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

                  7.5      Notices

                  All notices or other communications that are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows:

                           If to F&M:
                                    Alfred B. Whitt
                                    F&M National Corporation
                                    38 Rouss Avenue
                                    P. O. Box 2800
                                    Winchester, Virginia 22604

                           Copy to:
                                    George P. Whitley, Esq.
                                    LeClair Ryan
                                    707 East Main Street; 11th Floor
                                    Richmond, Virginia 23219

                           If to ABC:
                                    Ronald D. Paul
                                    Allegiance Banc Corporation
                                    4719 Hampden Lane
                                    Bethesda, Maryland  20814

                           Copy to:

                                    David H. Baris, Esq.
                                    Kennedy & Baris, L.L.P.
                                    4719 Hampden Lane, Suite 300
                                    Bethesda, Maryland  20814

                  7.6      Counterparts

                  This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement.

                  7.7      Severability

                  In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.


                                                  F&M NATIONAL CORPORATION
                                                      Winchester, Virginia



                                                 By: __________________________
                                                         Jack R. Huyett
                                                         President and Chief
                                                         Administrative Officer

         ATTEST:


         By: __________________________
                  Alfred B. Whitt
                  Secretary


                                                  ALLEGIANCE BANC CORPORATION
                                                     Bethesda, Maryland



                                                 By: __________________________
                                                          Leonard L. Abel
                                                          Chairman of the Board


         ATTEST:



         By: __________________________

                  Secretary

                           ALLEGIANCE BANC CORPORATION

                               BOARD OF DIRECTORS


                      Each of the undersigned members of the Board of Directors of Allegiance Banc Corporation agrees to be bound by his personal obligations as provided in Section 4.2(a) and 4.3(e) of the Agreement and Plan of Reorganization.




                  Leonard L. Abel                       Dudley C. Dworken

                  William A. Koier                      Ronald D. Paul

                  Thomas L. Phillips

                                                                 EXHIBIT A
                                                         To the Agreement and
                                                         Plan of Reorganization



                                 PLAN OF MERGER
                                     BETWEEN
                           ALLEGIANCE BANC CORPORATION
                                       AND
                            F&M NATIONAL CORPORATION


                  Pursuant to this Plan of Merger ("Plan of Merger"), Allegiance Banc Corporation, a Delaware corporation ("ABC"), shall merge with and into F&M National Corporation, a Virginia corporation ("F&M").

                                    ARTICLE I
                               TERMS OF THE MERGER

                  1.1      The Merger

                  Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of April 22, 1996 (the "Agreement"), between F&M and ABC, at the Effective Date ABC shall be merged with and into F&M in accordance with the provisions of Virginia and Delaware law and with the effect specified in Section 13.1-721 of the Virginia Stock Corporation Act (the "Merger"). F&M shall be the surviving corporation of the Merger. The Merger shall become effective on such date as may be determined in accordance with Section 1.4 of the Agreement (the "Effective Date").

                  1.2      Articles of Incorporation and Bylaws

                  The Articles of Incorporation and Bylaws of F&M in effect immediately prior to the consummation of the Merger shall remain in effect following the Effective Date until otherwise amended or repealed.

                                   ARTICLE II
                           MANNER OF CONVERTING SHARES

                  2.1      Conversion of Shares

                  Upon and by reason of the Merger becoming effective and except as set forth in Section 2.3 below, no cash shall be allocated to the shareholders of ABC and stock shall be issued and allocated as follows:

                  (a) Each share of common stock, par value $1.00 per share, of ABC ("ABC Common Stock") issued and outstanding immediately prior to the Effective Date shall, by operation of law, be automatically exchanged for the number of shares of F&M Common Stock whose aggregate market value equals $15.00. The market value of F&M Common Stock will be its average closing price as reported on the New York Stock Exchange (the "NYSE") for each of the ten full trading days ending on the second day prior to the Effective Date (the "Average Closing Price") (the ten full trading day period during which the Exchange Ratio will be determined is referred to as the "Exchange Ratio Determination Period"). The ratio of shares of F&M Common Stock that will be exchanged for each outstanding share of ABC Common Stock shall be referred to herein as the "Exchange Ratio," which shall be rounded to the nearest third decimal point. Notwithstanding the foregoing, in the event: (A) F&M shall have entered into an agreement with any person to (i) acquire, merge or consolidate, or enter into any similar transaction, with F&M, (ii) purchase, lease or otherwise acquire all or substantially all of the assets of F&M or (iii) purchase or otherwise acquire securities representing 10% or more of the voting power of F&M; or (B) any person shall have made a bona fide proposal to F&M by public announcement or written communication that is or becomes the subject of public disclosure to acquire F&M by merger, share exchange, consolidation, purchase of all or substantially all of its assets or any similar transaction, the Average Closing Price will be based on the average closing price of F&M Common Stock for each of the ten trading days immediately preceding the public announcement of a transaction or event described in either (A) or (B).

                  (b) Each holder of a  certificate  representing  shares of ABC
Common Stock upon the surrender of his ABC stock certificates to F&M, duly endorsed for transfer in accordance with Section 2.2 below, will be entitled to receive in exchange therefor a certificate or certificates representing the number of shares of F&M Common Stock that his shares shall be converted into pursuant to the Exchange Ratio. Each such holder of ABC Common Stock shall have the right to receive the consideration described in this Section 2.1 and Section
2.3 upon the surrender of such certificate in accordance with Section 2.2. In the event F&M changes the number of shares of F&M Common Stock issued and outstanding prior to the Effective Date as a result of any stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding shares of F&M Common Stock and the record date therefor shall be on or after the first full trading day of the Exchange Ratio Determination Period but before the Effective Date, the Exchange Ratio shall be proportionately and equitably adjusted.

                  (c)  Shares  of  F&M  Common  Stock  issued  and   outstanding
immediately prior to the Effective Date shall continue unchanged as an outstanding share of Common Stock of F&M, as the successor corporation.

                  (d) From and after the Effective Date, all employee and officer stock options and director stock warrants to purchase shares of ABC Common Stock (each, an "ABC Stock Option" or an "ABC Stock Warrant"), that are then outstanding and unexercised, shall be converted into and become options to purchase shares of F&M Common Stock, and F&M shall assume each such ABC Stock Option or ABC Stock Warrant in accordance with the terms of the plan and agreement by which it is evidenced; provided, however, that from and after the Effective Date (i) each such ABC Stock Option or ABC Stock Warrant assumed by F&M may be exercised solely to purchase shares of F&M Common Stock, (ii) the number of shares of F&M Common Stock purchasable upon exercise of such ABC Stock Option or ABC Stock Warrant shall be equal to the number of shares of ABC Common Stock that were purchasable under such ABC Stock Option or ABC Stock Warrant immediately prior to the Effective Date multiplied by the Exchange Ratio and rounding down to the nearest whole share, with cash being paid for any fractional share interest that otherwise would be purchasable, and (iii) the per share exercise price under each such ABC Stock Option or ABC Stock Warrant shall be adjusted by dividing the per share exercise price of each such ABC Stock Option or ABC Stock Warrant by the Exchange Ratio, and rounding to the nearest cent. The terms of each ABC Stock Option or ABC Stock Warrant shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, stock dividend, recapitalization or other similar transaction with respect to F&M Common Stock on or subsequent to the Effective Date. It is intended that the foregoing assumption shall be effected in a manner that is consistent with the requirements of Section 424 of the Internal Revenue Code of 1986, as amended (the "Code") as to any ABC Stock Option or ABC Stock Warrant that is an "incentive stock option" (as defined in Section 422 of the Code).

                  2.2      Manner of Exchange of ABC Stock Certificates

                  As promptly as practicable after the Effective Date, F&M shall cause American Stock Transfer & Trust Company, acting as the exchange agent ("Exchange Agent"), to send to each former shareholder of record of ABC immediately prior to the Effective Date transmittal materials for use in exchanging such shareholder's certificates of ABC Common Stock for the consideration set forth in Section 2.1 above and Section 2.3 below. Any checks for cash in lieu of fractional shares which an ABC shareholder shall be entitled to receive in exchange for such shareholder's shares of ABC Common Stock, and any dividends paid on any shares of F&M Common Stock, that such shareholder shall be entitled to receive prior to the delivery to the Exchange Agent of such shareholder's certificates representing all of such shareholder's shares of ABC Common Stock will be delivered to such shareholder only upon delivery to the Exchange Agent of the certificates representing all of such shares (or indemnity satisfactory to F&M and the Exchange Agent, in their judgment, if any of such certificates are lost, stolen or destroyed). No interest will be paid on any such cash in lieu of fractional shares checks or dividends to which the holder of such shares shall be entitled to receive upon such delivery.

                  2.3      No Fractional Shares

                  No certificates or scrip for fractional shares of F&M Common Stock will be issued. In lieu thereof, F&M will pay the value of such fractional shares in cash on the basis of the average closing price of F&M Common Stock as determined pursuant to Section 2.1(a) hereof.

                  2.4      Dividends

                  No dividend or other distribution payable to the holders of record of F&M Common Stock at or as of any time after the Effective Date shall be paid to the holder of any certificate representing shares of ABC Common Stock issued and outstanding at the Effective Date until such holder physically surrenders such certificate for exchange as provided in Section 2.2 of this Plan of Merger, promptly after which time all such dividends or distributions shall be paid (without interest).

                                   ARTICLE III
                                   TERMINATION

                  This Plan of Merger may be terminated at any time prior to the Effective Date by the parties hereto as provided in Article 6 of the Agreement between the parties.